

April 16, 2014

Via E-mail
Narciso A. Rodriguez-Cayro, Esq.
Vice President, General Counsel and Corporate Secretary
c/o MTR Gaming Group, Inc.
2100 Corporate Drive, Suite 300
Wexford, Pennsylvania 15090

>   **Re: Eclair Holdings Company**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed March 26, 2014**
>   **File No. 333-192086**

Dear Mr. Rodriguez-Cayro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on pages 1 and 2 that this document is a proxy statement and prospectus for MTR stockholders. We also note your disclosure in the fee table in the Form S-4 filed on November 4, 2013, that this registration statement includes common stock issuable in the Eldorado merger. Please revise the registration statement to disclose whether the document will be used as a prospectus for Eldorado members. In addition, please include all of the related Form S-4 disclosures for Eldorado, such as the Item 4 disclosures, or advise.

2.   We note your disclosure on page 15 that one of the conditions to complete the merger is the approval and adoption of the proposed merger by the MTR stockholders. Please advise us and revise your disclosure as applicable, such as in the Merger Agreement section, as to whether or not the members of Eldorado have voted to approve the merger and if not when this will occur. See Rule 145 of the Securities Act.

Questions and Answers about the Mergers, page 1

What will I receive for my shares or membership interest, page 3

3.	Please disclose the total number of MTR shares outstanding. Also disclose the pro forma ownership for Eldorado and MTR as disclosed in footnote 2 to the pro forma financial statements on page 174.

Comparative Per Share/Unit Data, page 34

4.	Please revise the amounts provided for Eldorado HoldCo LLC Earnings (loss) per unit for 2013, or advise us how you calculated the amounts from the historical financial statements.

The Mergers

The Eldorado Merger, page 150

5.	We have considered your revised disclosure in response to comment 3 in our letter dated March 11, 2014. Please expand your disclosure in this section to better describe the outstanding debts and cash reserves of Eldorado that serve as components of the merger consideration. Please also revise to specifically discuss what amounts are carved out of such figures, to the extent material. Please also revise to better discuss the timeframe in which the "post –closing determinations" are to be made.

Unaudited Pro Forma Condensed Combined Financial Statements, page 168

Note 3 – Unaudited Pro Forma Financial Statements Transaction Adjustments, page 179

Adjustment 3), page 179

6.	We note your response to comment 13. Please expand your disclosure to explain how the income approach was incorporated into your fair value determinations. In addition, in your response, please quantify the adjustment to the tangible assets to reflect economic obsolescence. You indicate that it was determined that a market participant buyer of the properties would likely consider a 25% obsolescence discount; clarify if you reduced each tangible asset value that was determined using the cost method by 25% and explain whether this had the same result as adjusting each of the tangible assets on a pro rata basis to reflect the total value determined as the ceiling under the income approach.

Adjustment 4), page 180

7.	We note that MTR operates Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races. Please additionally tell us what consideration you gave to this website when allocating the purchase price to identifiable intangible assets.

8. We note your response to comment 14. Please further advise us of the following:

- Given the increased competition and suppressed consumer spending recently experienced by your properties, please provide us with a more detailed explanation of your basis for the compounded annual growth/(decline) rates used in your valuation of gaming licenses. Please address each property separately;

- Please briefly explain the basis for discount rates used in your valuation for each property;

- Provide us with the basis for rates of capital expenditures for each property incorporated in your valuation and compare such amounts as a percentage of net revenues to historical capital expenditures from the past three years. Also, we note your disclosure on page 110 which refers to the "need to improve gaming and entertainment facilities, including renovations to Mountaineer's hotel rooms;" please clarify how these expectations were considered in the capital expenditure assumptions.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers, page 202

9. For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over the company's securities.

10. We note the beneficial ownership tables of MTR and Eldorado. Please provide a beneficial ownership table of Eclair that shows the effect of the mergers.

Management's discussion and Analysis of Financial Condition and Results of Operations, page 206

Summary Financial Results, page 210

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 210

Revenues, page 211

11. Please revise your tabular disclosure to illustrate an increase in promotional allowances as a percentage change in year-over-year amounts, rather than a decrease.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David W. Swartz, Esq.
        Sunjeet S. Gill, Esq.
        Stevens & Lee, P.C.